Emgold Mining Corporation (An Exploration Stage Company)
Unaudited Condensed Interim Consolidated Financial Statements
For The Nine and Three Months Ended 30 September 2017
Stated in US Dollars
Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements.

Table of Contents

Management’s Responsibility	i
Condensed Interim Consolidated Statement of Financial Position	1
Condensed Interim Consolidated Statement of Comprehensive Loss	2
Condensed Interim Consolidated Statement of Changes in Equity	3
Condensed Interim Consolidated Statement of Cash Flows	4
Notes to Condensed Interim Consolidated Financial Statements	5
1) Nature of operations and going concern	5
2) Basis of preparation – Statement of Compliance	5
3) Summary of significant accounting policies	6
4) Financial instruments and risk management	6
5) Equipment	8
6) Assets held for sale	8
7) Exploration and evaluation assets	9
8) Related party transactions	11
9) Share capital	12
10) Capital disclosures	13
11) Segmented disclosure	13
12) Subsequent events	14

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying unaudited condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the unaudited condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements.

28 November 2017

The consolidated financial statements were approved by the Board of Directors on 28 November 2017 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO
i | Page

Emgold Mining Corporation	Statement 1
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Financial Position

		As at
	Note	30 September 2017	31 December 2016
Assets
Current Assets
Cash and cash equivalents		$51,948	$73,470
Amounts receivable		3,047	3,846
Prepaid expenses		6,143	8,990
		61,138	86,306
Non-current Assets
Reclamation bonds		10,016	9,309
Assets held for sale	(6)	154,452	154,452
Deposit	(12)	41,584	-
Exploration and evaluation assets	(7)	544,113	594,113
		750,165	757,874
		$811,303	$844,180
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$178,446	$159,482
Due to related parties	(8)	201,569	708,541
		380,015	868,023
Equity (Statement 3)
Share capital	(9)	44,095,360	44,035,360
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,413,202)	(51,808,333)
		431,288	(23,843)
		$811,303	$844,180

Nature of operations and going concern	(1)	Segmented disclosures	(11)
Basis of preparation – Statement of Compliance	(2)	Subsequent events	(12)
Capital disclosures	(10)

The condensed interim consolidated financial statements were approved by the Board of Directors on 28 November 2017 and were signed on its behalf by:
“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

-- The accompanying notes form an integral part of the condensed interim consolidated financial statements --

1 | Page

Emgold Mining Corporation	Statement 2
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Comprehensive Loss

		Nine months ended	Nine months ended	Three months ended	Three months ended
	Note	30 September 2017	30 September 2016	30 September 2017	30 September 2016
Continuing Operations
Expenses
Exploration and Evaluation
Resource property expense	(7)	$34,297	$31,782	$21,302	$14,877
General and Administrative
Management and consulting		93,316	88,332	33,496	30,574
Professional fees		19,997	26,303	2,408	15,102
Listing and filing fees		18,594	13,772	7,896	2,568
Office and administration		10,723	10,752	4,702	7,424
Insurance		5,079	6,049	2,013	441
Shareholder communication		4,548	4,642	119	1,297
Banking costs		878	1,547	143	916
Amortization	(5)	-	458	-	153
		153,135	151,855	50,777	58,475
(Net Loss) Before Other Items		(187,432)	(183,637)	(72,079)	(73,352)
Other Income (Loss)
Foreign exchange (loss) gain		(4,104)	(11,342)	(1,535)	528
Loss on sale of property		-	(16,351)	-	-
Gain on write-off of related party debt		587,500	-	-	-
(Loss) Gain on write-off of AR		(833)	31,480	(833)	-
		582,563	3,787	(2,368)	528
Net Income (Loss) and Comprehensive (Loss)		$395,131	$(179,850)	$(74,447)	$(72,824)
Weighted Average Number of Shares Outstanding		$7,964,719	$7,888,251	$7,971,206	$7,900,401
Basic and Diluted Income (Loss) per Common Share		0.05	(0.03)	(0.01)	(0.00)

-- The accompanying notes form an integral part of the condensed interim consolidated financial statements --

2 | Page

Emgold Mining Corporation	Statement 3
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Changes in Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2016	7,829,540	$43,975,360	250,000	$686,349	500,000	$7,062,781	$(51,536,140)	$188,350
Shares issued for properties	70,833	60,000	-	-	-	-	-	60,000
Comprehensive (loss) for the period	-	-	-	-	-	-	(88,899)	(88,899)
Balance at 31 March 2016	7,900,373	$44,035,360	250,000	$686,349	500,000	$7,062,781	$(51,625,039)	$159,451
Comprehensive (loss) for the period	-	-	-	-	-	-	(18,127)	(18,127)
Balance at 30 June 2016	7,900,373	$44,035,360	250,000	$686,349	500,000	$7,062,781	$(51,643,166)	$141,324
Comprehensive (loss) for the period	-	-	-	-	-	-	(72,824)	(72,824)
Balance at 30 September 2016	7,900,373	$44,035,360	250,000	$686,349	500,000	$7,062,781	$(51,715,990)	$68,500
Comprehensive (loss) for the period	-	-	(250,000)	-	-	-	(92,343)	(92,343)
Balance at 31 December 2016	7,900,373	$44,035,360	-	$686,349	500,000	$7,062,781	$(51,808,333)	$(23,843)
Balance at 01 January 2017	7,900,373	$44,035,360	-	$686,349	500,000	$7,062,781	$(51,808,333)	$(23,843)
Shares issued for properties	70,833	60,000	-	-	-	-	-	60,000
Comprehensive gain for the period	-	-	-	-	-	-	526,124	526,124
Balance at 31 March 2017	7,971,206	$44,095,360	-	$686,349	500,000	$7,062,781	$(51,282,209)	$562,281
Options expired	-	-	-	-	(200,000)	-	-	-
Comprehensive (loss) for the period	-	-	-	-	-	-	(56,546)	(56,546)
Balance at 30 June 2017	7,971,206	$44,095,360	-	$686,349	300,000	$7,062,781	$(51,338,755)	$505,735
Comprehensive (loss) for the period	-	-	-	-	-	-	(74,447)	(74,447)
Balance at 30 September 2017	7,971,206	$44,095,360	-	$686,349	300,000	$7,062,781	$(51,413,202)	$431,288

-- The accompanying notes form an integral part of the condensed interim consolidated financial statements --

3 | Page

Emgold Mining Corporation	Statement 4
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Cash Flows

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September 2017	30 September 2016	30 September 2017	30 September 2016
Operating Activities
Net Income (Loss) for the Period	$395,131	$(179,850)	$(74,447)	$(72,824)
Items not Affecting Cash
Amortization	-	458	-	153
Effect of currency translation	(707)	(713)	(384)	(136)
Loss on sale of equipment	-	16,351	-	-
(Gain) on settlement of accounts payable	-	(31,480)	-	-
(Gain) on write-off of related party debt	(587,500)	-		-
	(193,076)	(195,234)	(74,831)	(72,807)
Net Change in Non-cash Working Capital
Accounts receivable	799	(2,932)	(1,724)	(1,571)
Prepaid expenses and deposits	2,847	348	2,321	945
Accounts payable and accrued liabilities	18,964	23,744	23,249	9,082
Due to related parties	80,528	(102,384)	31,279	(27,267)
	103,138	(81,224)	55,125	(18,811)
	(89,938)	(276,458)	(19,706)	(91,618)
Investing Activities
Resource property royalty payments received	110,000	60,000	50,000	25,000
Acquisition of property	(41,584)	-	(41,584)	-
Proceeds from sale of property	-	350,000	-	-
Cash expenses for property sale	-	(30,295)	-	-
	68,416	379,705	8,416	25,000
Net Increase (Decrease) in Cash	(21,522)	103,247	(11,290)	(66,618)
Cash position – beginning of period	73,470	3,226	63,238	173,091
Cash Position – End of Period	$51,948	$106,473	$51,948	$106,473
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	$60,000	$60,000	$-	$-

-- The accompanying notes form an integral part of the condensed interim consolidated financial statements --

4 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principle place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. During the period ended 30 September 2017, the Company consolidated its share capital on a ten to one basis. All share and per share amounts have been retroactively restated to reflect the consolidation (Note 9). The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTC.

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

Rounded (‘000’s)	30 September 2017	31 December 2016
Working capital	$(319,000)	$(782,000)
Accumulated deficit	$(51,413,000)	$(51,808,000)

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

Since the condensed interim consolidated financial statements do not include all requirements in IAS1, “Presentation of Financial Statement” (IAS1), they should be read in conjunction with the Company’s audited annual financial statements for the year ended 31 December 2016.

5 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

The preparation of these financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The judgements, estimates and assumptions made by management affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Critical estimates and judgement are disclosed more fully in the Company’s audited annual consolidated financial statements for the year ended 31 December 2016.

3)	Summary of significant accounting policies

The accounting policies and methods of computation followed in preparing these Financial Statements are the same as those followed in preparing the most recent audited annual financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual financial statements for the year ended 31 December 2016.

4)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 30 September 2017 and 31 December 2016.

The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the period.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, assets held for sale, due to related parties, and accounts payable and accrued liabilities. At 30 September 2017 and 31 December 2016, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

6 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. A 5% shift in foreign exchange rates would result in a gain or loss of $640 accordingly, the Company is not exposed to significant foreign currency risk. At 30 September 2017 the Company held currency totalling the following:

Rounded (000’s)	30 September 2017	31 December 2016
Canadian dollars	$13,000	$19,000
United States dollars	$39,000	$59,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

7 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

5)	Equipment
	Plant & Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 31 December 2016 and 30 September 2017	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2016	$18,102	$46,164	$71,945	$38,833	$175,044
Depreciation for the period	610	-	-	-	610
Balance at 31 December 2016 and 30 September 2017	$18,712	$46,164	$71,945	$38,833	$175,654
Carrying Amounts
At 01 January 2016	$610	$-	$-	$-	$610
Balance at 31 December 2016 and 30 September 2017	$-	$-	$-	$-	$-

6)	Assets held for sale

Emgold had two real estate properties located in Nevada County that were part of the Company’s former Idaho-Maryland Project. On 15 March 2016, the Company sold 27 acres of land with net proceeds of $319,705. The proceeds of the sale are being used for general working capital. Emgold has a remaining 7.13 acre parcel of land that is currently listed for sale.

Sale of Idaho-Maryland Project	Idaho-Maryland
Sale of property	$350,000
Selling Costs	(30,295)
Net Proceeds	319,705
Cost of property	336,056
Loss on sale	$(16,351)
Assets Held for Sale	Assets Held for Sale
Balance at 01 January 2016	$490,508
Disposition of assets	(336,056)
Balance at 31 December 2016	$154,452
Balance at 01 January 2017	$154,452
Disposition of assets	-
Balance at 30 September 2017	$154,452
8 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

7)	Exploration and evaluation assets
Property Acquisition Costs	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Total
Balance at 01 January 2016	$519,052	$50,029	$50,030	$2	$619,113
Acquisitions	-	30,000	30,000	-	60,000
Royalty payments received	(85,000)	-	-	-	(85,000)
Balance at 31 December 2016	$434,052	$80,029	$80,030	$2	$594,113
Balance at 01 January 2017	$434,052	$80,029	$80,030	$2	$594,113
Acquisitions	-	30,000	30,000	-	60,000
Royalty payments received	(25,000)	-	-	-	(25,000)
Balance at 31 March 2017	$409,052	$110,029	$110,030	$2	$629,113
Acquisitions	-	-	-	-	-
Royalty payments received	(35,000)	-	-	-	(35,000)
Balance at 30 June 2017	$374,052	$110,029	$110,030	$2	$594,113
Acquisitions	-	-	-	-	-
Royalty payments received	(50,000)	-	-	-	(50,000)
Balance at 30 September 2017	$324,052	$110,029	$110,030	$2	$544,113
a)	Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Rawhide Mine. The Lease is 20 years (state date of 01 June 2013).

On 1 June 2016, RMC and Emgold mutually agreed to amend the original Lease Agreement whereby RMC can pay Emgold $175,000, in seven quarterly payments of $25,000, starting 1 June 2016, to keep the Lease Agreement in good standing. These payments will be in lieu of completing the additional $175,000 in exploration work required in the original Lease Agreement. The proceeds of these payments will be used by Emgold for general working capital. Payments of $25,000 each were completed for 01 June 2016, 01 September 2016, 01 December 2016, 01 March 2017, 01 June 2017, and 01 September 2017 respectively. In addition, RMC paid the 01 December 2017 payment in advance and the $10,000 annual advance royalty payment for the Buckskin Rawhide Property, due 01 June 2016.

b)	Buckskin Rawhide West Property, Nevada

Previously, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The amount payable escalates to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company has met all current and past commitments on this property.

9 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

The Company issued 375,000 common shares during the period for the advance royalty payment for the Buckskin Rawhide West property of $30,000.

c)	Koegel Rawhide , Nevada

Previously the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Property in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims totalling 720 acres make up the Koegel Rawhide Property. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The liability increased to $30,000 per year in years 2016 to 2018. The Company has met all current and past commitments on this property.

The Company issued 333,333 common shares during the period for the advance royalty payment for the Buckskin Rawhide West property of $30,000.

d)	British Columbia Properties

The Company holds the rights to the Stewart mineral claims, totalling 5,789 hectares and the Rozan mineral claims, totalling 1,950 hectares. Both properties are near Ymir, British Columbia. Since the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for these properties, and they are safely held to January 2023 and March 2023, respectively, without additional work. An impairment loss has been previously recognized in the consolidated statement of comprehensive loss bringing the carrying value to $2.

e)	Exploration and evaluation expenditures
Exploration expenditures	Idaho Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Other Prospects	Total
Claim fees	$-	$-	$5,053	$4,486	$-	$-	$9,539
Carrying costs	44,301	-	-	-	-	-	44,301
General property search	4,860	-	-	-	-	-	4,860
Year ended 31 December 2016	$49,161	$-	$5,053	$4,486	$-	$-	$58,700
Claim fees	$-	$-	$3,515	$6,024	$-	$-	$9,539
General property search	3,622	-	-	-	-	21,136	24,758
Period ended 30 September 2017	$3,622	$-	$3,515	$6,024	$-	$21,136	$34,297

10 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

8)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)		Remuneration or fees(ii)
CEO and President - management fees	2017 2016	$ $	71,154 69,375
Clearline CPA Corp., A company of which the CFO is a director – management fees	2017 2016		$27,000 20,922
Clearline CPA Corp., A company of which the CFO is a director – bookkeeping	2017 2016		$5,434 6,259

(i)	For the nine month periods ended 30 September 2017 and 2016.
(ii)	Amounts disclosed were paid or accrued to the related party.

The following table reports amounts included in due to related parties.

	30 September 2017	31 December 2016
Clearline CPA Corp.	$21,624	$11,177
David Watkinson, the CEO	170,769	688,894
Andrew MacRitchie, Director	4,588	4,235
William Witte, Director	4,588	4,235
Total	$201,569	$708,541

During the period ended 31 March 2017, the CEO forgave the outstanding salary payable resulting in the Company recognizing a gain of $587,500 from this settlement.

During year ended 31 December 2016, the CFO forgave the outstanding payable resulting in the Company recognizing a gain of $31,627 from settlement of accounting and management services.

As at 30 September 2017, Andrew MacRitchie and William Witte loaned the Company CAD$5,000 each, that bear interest at 1% per month and are repayable on demand.

All other related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

11 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

9)	Share capital
a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid

During the period ended 30 September 2017:

The Company received the necessary regulatory approval for a consolidation of the Company’s issued and outstanding common shares on a basis of ten pre-consolidation shares for one post-consolidation share. Post-consolidation, the Company had 7,921,206 shares issued and outstanding. The shares began trading on a consolidated basis on September 1, 2017.

As at 30 September 2017, the Company had 7,971,206 (31 December 2016 – 79,004,017) common shares issued and outstanding. On 26 January 2017, the Company issued 708,333 common shares as advance royalty payment for its mineral property options.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the period is summarized as follows:

Stock option activity	30 September 2017	Weighted average exercise price	31 December 2016	Weighted average exercise price
Balance – beginning of year	500,000	$1.20	500,000	$1.20
Expired	(200,000)	-	-	-
Balance at 30 September 2017	300,000	$1.00	500,000	$1.20

Expiry Date	Exercise Price (CDN$)	30 September 2017	31 December 2016
07 May 2017	$1.50	-	180,000
22 May 2017	$1.50	-	20,000
11 October 2018	$1.00	300,000	300,000
		300,000	500,000

The weighted-average remaining life of the options is 1.03 years (31 December 2016 – 1.46 years).

As at 30 September 2017, all 300,000 (31 December 2016 – 500,000) of these outstanding options had vested. As at 30 September 2017 and 31 December 2016, none of the outstanding options were in the money.

12 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

d)	Warrants

As at 30 September 2017 and 31 December 2016, the Company has no warrants outstanding.

e)	Stock-based compensation

For the period ended 30 September 2017 and the year ended 31 December 2016, the Company did not issue additional stock options.

10)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 30 September 2017.

11)	Segmented disclosure

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Segmented Disclosure (Rounded to 000’s)	Canada	United States	Total
30 September 2017
Current assets	$36,000	25,000	$61,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	544,000	544,000
Other	10,000	42,000	52,000
Liabilities
Current liabilities	$96,000	$284,000	$380,000
31 December 2016
Current assets	$19,000	$67,000	$86,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	594,000	594,000
Other	9,000	-	9,000
Liabilities
Current liabilities	$(77,000)	$(791,000)	$(868,000)

13 | Page

Emgold Mining Corporation
For the Period ended 30 September 2017 US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

12)	Subsequent events

The Company has executed a non-binding letter of intent allowing them to enter into a definitive option agreement with Nevada Sunrise Gold Corporation to acquire an 80% interest in the Golden Arrow gold-silver property in Nevada. As at 30 September 2017, the Company paid a non-refundable deposit on the Golden Arrow property in the amount of $28,046, which is included within the deposit line item on the balance sheet.

14 | Page